UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                                (AMENDMENT NO. 2)
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               Rentrak Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    760174 2
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                              Mary Ann Frantz, Esq.
                                 Miller Nash LLP
                        111 S.W. Fifth Avenue, Suite 3500
                             Portland, Oregon 97204
                                 (503) 224-5858
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  June 29, 2000
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: [ ]

                         (Continued on following pages)

                              (Page 1 of 29 pages)

CUSIP NO. 7601742                                             Page 2 of 29 pages

--------------------------------------------------------------------------------
1         NAMES OF REPORTING PERSONS
              Cecil D. Andrus

          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
              N/A
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [X]
                                                                  (b) [ ]
--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS *
              PF
--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEM 2(d) OR 2(e)    [ ]
--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION
              United States citizen
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
    NUMBER OF SHARES       7     SOLE VOTING POWER
  BENEFICIALLY OWNED BY                1,000
  EACH REPORTING PERSON    -----------------------------------------------------
          WITH             8     SHARED VOTING POWER
                                       -0-
                           -----------------------------------------------------
                           9     SOLE DISPOSITIVE POWER
                                       1,000
                           -----------------------------------------------------
                           10    SHARED DISPOSITIVE POWER
                                       -0-
--------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              1,000
--------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES*   [    ]
--------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              0.0% (less than 1/10 of 1 percent)
--------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON*
              IN
--------------------------------------------------------------------------------
* SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 7601742                                             Page 3 of 29 pages


--------------------------------------------------------------------------------
1         NAMES OF REPORTING PERSONS
              Michael J. Annechino

          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
              N/A
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [X]
                                                                  (b) [ ]
--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS *
              PF
--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEM 2(d) OR 2(e)    [ ]
--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION
              United States citizen
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
    NUMBER OF SHARES       7     SOLE VOTING POWER
  BENEFICIALLY OWNED BY               2,000
  EACH REPORTING PERSON    -----------------------------------------------------
          WITH             8     SHARED VOTING POWER
                                      95,400
                           -----------------------------------------------------
                           9     SOLE DISPOSITIVE POWER
                                      2,000
                           -----------------------------------------------------
                           10    SHARED DISPOSITIVE POWER
                                      95,400
--------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              97,400

--------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES*   [    ]
--------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              0.8%
--------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON*
              IN
--------------------------------------------------------------------------------
* SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 7601742                                             Page 4 of 29 pages

--------------------------------------------------------------------------------
1         NAMES OF REPORTING PERSONS
              Mark A. Brown

          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
              N/A
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [X]
                                                                  (b) [ ]
--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS *
              PF, 00


--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEM 2(d) OR 2(e)    [ ]
--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION
              United States citizen
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
    NUMBER OF SHARES       7     SOLE VOTING POWER
  BENEFICIALLY OWNED BY                44,550
  EACH REPORTING PERSON    -----------------------------------------------------
          WITH             8     SHARED VOTING POWER
                                       75,000
                           -----------------------------------------------------
                           9     SOLE DISPOSITIVE POWER
                                       44,550
                           -----------------------------------------------------
                           10    SHARED DISPOSITIVE POWER
                                       75,000

--------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              119,550
--------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES*   [    ]
--------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              1.0%
--------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON*
              IN
--------------------------------------------------------------------------------
* SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 7601742                                             Page 5 of 29 pages

--------------------------------------------------------------------------------
1         NAMES OF REPORTING PERSONS
              Thomas S. Cousins, Jr.

          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
              N/A
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [X]
                                                                  (b) [ ]
--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS *
              PF

--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEM 2(d) OR 2(e)    [ ]

--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION
              United States citizen

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
    NUMBER OF SHARES       7     SOLE VOTING POWER
  BENEFICIALLY OWNED BY               65,000
  EACH REPORTING PERSON    -----------------------------------------------------
          WITH             8     SHARED VOTING POWER
                                      -0-
                           -----------------------------------------------------
                           9     SOLE DISPOSITIVE POWER
                                      65,000
                           -----------------------------------------------------
                           10    SHARED DISPOSITIVE POWER
                                      -0-

--------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              65,000

--------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES*   [    ]

--------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              0.5%
--------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON*
              IN
--------------------------------------------------------------------------------
* SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 7601742                                             Page 6 of 29 pages

--------------------------------------------------------------------------------
1         NAMES OF REPORTING PERSONS
              George H. Kuper

          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
              N/A
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [X]
                                                                  (b) [ ]
--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS *
              N/A
--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEM 2(d) OR 2(e)    [ ]
--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION
              United States citizen
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
    NUMBER OF SHARES       7     SOLE VOTING POWER
  BENEFICIALLY OWNED BY               -0-
  EACH REPORTING PERSON    -----------------------------------------------------
          WITH             8     SHARED VOTING POWER
                                      -0-
                           -----------------------------------------------------
                           9     SOLE DISPOSITIVE POWER
                                      -0-
                           -----------------------------------------------------
                           10    SHARED DISPOSITIVE POWER
                                      -0-
--------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              -0-
--------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES*   [    ]
--------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              0.0%
--------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON*
              IN
--------------------------------------------------------------------------------
* SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 7601742                                             Page 7 of 29 pages

--------------------------------------------------------------------------------
1         NAMES OF REPORTING PERSONS
              Joon S. Moon

          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
              N/A
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [X]
                                                                  (b) [ ]
--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS *
              PF
--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEM 2(d) OR 2(e)    [ ]
--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION
              United States citizen
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
    NUMBER OF SHARES       7     SOLE VOTING POWER
  BENEFICIALLY OWNED BY               1,000
  EACH REPORTING PERSON    -----------------------------------------------------
          WITH             8     SHARED VOTING POWER
                                      -0-
                           -----------------------------------------------------
                           9     SOLE DISPOSITIVE POWER
                                      1,000
                           -----------------------------------------------------
                           10    SHARED DISPOSITIVE POWER
                                      -0-
--------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              1,000
--------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES*   [    ]
--------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              0.0% (less than 1/10 of 1%)
-------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON*
                    IN
--------------------------------------------------------------------------------
* SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 7601742                                             Page 8 of 29 pages

--------------------------------------------------------------------------------
1         NAMES OF REPORTING PERSONS
              James G. Petcoff

          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
              N/A
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [X]
                                                                  (b) [ ]
--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS *
              PF
--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEM 2(d) OR 2(e)    [ ]
--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION
              United States citizen
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
    NUMBER OF SHARES       7     SOLE VOTING POWER
  BENEFICIALLY OWNED BY               -0-
  EACH REPORTING PERSON    -----------------------------------------------------
          WITH             8     SHARED VOTING POWER
                                      11,500
                           -----------------------------------------------------
                           9     SOLE DISPOSITIVE POWER
                                      -0-
                           -----------------------------------------------------
                           10    SHARED DISPOSITIVE POWER
                                      11,500
--------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              11,500
--------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES*   [    ]
--------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              0.0% (less than 1/10 of 1 percent)
--------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON*
              IN
--------------------------------------------------------------------------------
* SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 7601742                                             Page 9 of 29 pages

--------------------------------------------------------------------------------
1         NAMES OF REPORTING PERSONS
              Gordon A. Reck

          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
              N/A
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [X]
                                                                  (b) [ ]

--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS *
              PF, 00

--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEM 2(d) OR 2(e)    [ ]

--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION
              United States citizen

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
    NUMBER OF SHARES       7     SOLE VOTING POWER
  BENEFICIALLY OWNED BY               -0-
  EACH REPORTING PERSON    -----------------------------------------------------
          WITH             8     SHARED VOTING POWER
                                      67,000
                           -----------------------------------------------------
                           9     SOLE DISPOSITIVE POWER
                                      -0-
                           -----------------------------------------------------
                           10    SHARED DISPOSITIVE POWER
                                      67,000
--------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              67,000
--------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES*   [    ]
--------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              0.5%
--------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON*
              IN
--------------------------------------------------------------------------------
* SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 7601742                                            Page 10 of 29 pages

--------------------------------------------------------------------------------
1         NAMES OF REPORTING PERSONS
              Donald W. Remlinger

          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
              N/A
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [X]
                                                                  (b) [ ]
--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS *
              PF
--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEM 2(d) OR 2(e)    [ ]
--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION
              United States citizen
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
    NUMBER OF SHARES       7     SOLE VOTING POWER
  BENEFICIALLY OWNED BY              75,000
  EACH REPORTING PERSON    -----------------------------------------------------
          WITH             8     SHARED VOTING POWER
                                     -0-
                           -----------------------------------------------------
                           9     SOLE DISPOSITIVE POWER
                                     75,000
                           -----------------------------------------------------
                           10    SHARED DISPOSITIVE POWER
                                     -0-

--------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              75,000
--------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES*   [    ]
--------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              0.6%
--------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON*
              IN
--------------------------------------------------------------------------------
* SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 7601742                                            Page 11 of 29 pages

--------------------------------------------------------------------------------
1         NAMES OF REPORTING PERSONS
              Paul A. Rosembaum

          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
              N/A
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [X]
                                                                  (b) [ ]
--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS *
              PF, 00
--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEM 2(d) OR 2(e)    [ ]
--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION
              United States citizen
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
    NUMBER OF SHARES       7     SOLE VOTING POWER
  BENEFICIALLY OWNED BY               250,730
  EACH REPORTING PERSON    -----------------------------------------------------
          WITH             8     SHARED VOTING POWER
                                      -0-
                           -----------------------------------------------------
                           9     SOLE DISPOSITIVE POWER
                                      250,730
                           -----------------------------------------------------
                           10    SHARED DISPOSITIVE POWER
                                      -0-

--------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              250,730
--------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES*   [    ]
--------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              2.0%
--------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON*
              IN
--------------------------------------------------------------------------------
* SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 7601742                                            Page 12 of 29 pages

--------------------------------------------------------------------------------
1         NAMES OF REPORTING PERSONS
              David R. Rosencrantz

          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
              N/A
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [X]
                                                                  (b) [ ]
--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS *
              PF
--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEM 2(d) OR 2(e)    [ ]
--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION
              United States citizen
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
    NUMBER OF SHARES       7     SOLE VOTING POWER
  BENEFICIALLY OWNED BY               6,000
  EACH REPORTING PERSON    -----------------------------------------------------
          WITH             8     SHARED VOTING POWER
                                     57,700
                           -----------------------------------------------------
                           9     SOLE DISPOSITIVE POWER
                                      6,000
                           -----------------------------------------------------
                           10    SHARED DISPOSITIVE POWER
                                     57,700

--------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              63,700
--------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES*   [    ]
--------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              0.5%
--------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON*
              IN
--------------------------------------------------------------------------------
* SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 7601742                                            Page 13 of 29 pages

--------------------------------------------------------------------------------
1         NAMES OF REPORTING PERSONS
              Guy R. Wolcott

          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
              N/A
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [X]
                                                                  (b) [ ]
--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS *
              PF
--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEM 2(d) OR 2(e)    [ ]
--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION
              United States citizen
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
    NUMBER OF SHARES       7     SOLE VOTING POWER
  BENEFICIALLY OWNED BY               10,000
  EACH REPORTING PERSON    -----------------------------------------------------
          WITH             8     SHARED VOTING POWER
                                     277,000
                           -----------------------------------------------------
                           9     SOLE DISPOSITIVE POWER
                                      10,000
                           -----------------------------------------------------
                           10    SHARED DISPOSITIVE POWER
                                     277,000

--------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              287,000
--------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES*   [    ]
--------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              2.3%
--------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON*
              IN

--------------------------------------------------------------------------------
* SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 7601742                                            Page 14 of 29 pages

--------------------------------------------------------------------------------
1         NAMES OF REPORTING PERSONS
              Frederick L. Zehnder

          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
              N/A
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [X]
                                                                  (b) [ ]
--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS *
              PF
--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEM 2(d) OR 2(e)    [ ]
--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION
              United States citizen
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
    NUMBER OF SHARES       7     SOLE VOTING POWER
  BENEFICIALLY OWNED BY              77,600
  EACH REPORTING PERSON    -----------------------------------------------------
          WITH             8     SHARED VOTING POWER
                                      3,000
                           -----------------------------------------------------
                           9     SOLE DISPOSITIVE POWER
                                     77,600
                           -----------------------------------------------------
                           10    SHARED DISPOSITIVE POWER
                                      3,000
--------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              80,600
--------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES*   [    ]
--------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              0.7%
--------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON*
              IN
--------------------------------------------------------------------------------
* SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 7601742                                            Page 15 of 29 pages

ITEM 1.  SECURITY AND ISSUER.

         This statement relates to the common stock, $.001 par value, of Rentrak Corporation ("Rentrak"), an Oregon corporation, with its principal executive offices located at 7700 NE Ambassador Place, Portland, Oregon 97220.

ITEM 2.  IDENTITY AND BACKGROUND.

         The names, addresses, principal occupations or employment, involvement in certain legal proceedings, and citizenship of the persons filing this statement are as follows:

         Cecil D. Andrus

         (a)      Cecil D. Andrus

         (b)      350 N. Ninth Street, Boise, Idaho 83702

         (c) Mr. Andrus is Chairman of the Center for Public Policy, Boise State University, Boise, Idaho.

         (d) Mr. Andrus, during the last five years, has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) Mr. Andrus, during the last five years, has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in Mr. Andrus being at any time subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)      United States citizen.

         Michael J. Annechino

         (a)      Michael J. Annechino

         (b)      13305 N.E. 2nd Court, Vancouver, Washington 98685

         (c) Mr. Annechino has his own financial consulting business, PCSG, Inc., located at 13305 N.E. 2nd Court, Vancouver, Washington 98685.

         (d)      Mr.  Annechino,  during  the  last  five  years,  has not been
                  convicted  in  a  criminal   proceeding   (excluding   traffic
                  violations or similar misdemeanors).

CUSIP NO. 7601742                                            Page 16 of 29 pages

         (e) Mr. Annechino, during the last five years, has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in Mr. Annechino being at any time subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)      United States citizen.

         Mark A. Brown

         (a)      Mark A. Brown

         (b)      2730 N.E. Riverside Way, Portland, Oregon 97211

         (c) Mr. Brown is vice president/finance of VWR Scientific Products, a wholesale distributor of scientific equipment, supplies, chemicals and furniture, located at 2730 N.E. Riverside Way, Portland, Oregon 97211.

         (d) Mr. Brown, during the last five years, has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) Mr. Brown, during the last five years, has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in Mr. Brown being at any time subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)      United States citizen.

         Thomas S. Cousins, Jr.

         (a)      Thomas S. Cousins, Jr.

         (b)      540 Columbine Avenue, Broomfield, Colorado

         (c) Mr. Cousins is an investment executive with U.S. Bancorp Piper Jaffray, 1327 Spruce Street, Boulder, Colorado 80302.

         (d)      Mr.  Cousins,  during  the  last  five  years,  has  not  been
                  convicted  in  a  criminal   proceeding   (excluding   traffic
                  violations or similar misdemeanors).

         (e) Mr. Cousins, during the last five years, has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in Mr. Cousins being at any time subject to a judgment, decree or final order enjoining future violations of, or prohibiting or

CUSIP NO. 7601742                                            Page 17 of 29 pages

mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)      United States citizen.

         George H. Kuper

         (a)      George H. Kuper

         (b)      3600 Green Court, Ann Arbor, Michigan 48105

         (c) Mr. Kuper has his own consulting business in the areas of public policy, environmental and energy issues located at 3600 Green Court, Ann Arbor, Michigan 48105.

         (d) Mr. Kuper, during the last five years, has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) Mr. Kuper, during the last five years, has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in Mr. Kuper being at any time subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)      United States citizen.

         Joon S. Moon

         (a)      Joon S. Moon

         (b)      11000 Mt. Rose Highway, Reno, Nevada 89511

         (c) Mr. Moon is chairman of Rooto Corporation, a manufacturer of industrial and household chemicals, located at 3505 West Grand River Avenue, Howell, Michigan 48843.

         (d) Mr. Moon, during the last five years, has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) Mr. Moon, during the last five years, has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in Mr. Moon being at any time subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)      United States citizen.

CUSIP NO.7601742                                            Page 18 of 29 pages

         James G. Petcoff

         (a)      James G. Petcoff

         (b)      28819 Franklin Road, Southfield, Michigan 48034

         (c) Mr. Petcoff is president and chief executive officer of North Pointe Financial Services, a provider of insurance and other financial services, located at 28819 Franklin Road, Southfield, Michigan 48034.

         (d)      Mr.  Petcoff,  during  the  last  five  years,  has  not  been
                  convicted  in  a  criminal   proceeding   (excluding   traffic
                  violations or similar misdemeanors).

         (e) Mr. Petcoff, during the last five years, has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in Mr. Petcoff being at any time subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)      United States citizen.

         Gordon A. Reck

         (a)      Gordon A. Reck

         (b)      17108 Mack, Grosse Pointe, Michigan 48230

         (c) Mr. Reck is an associate broker at Jim Saros Agency, a realtor located at 17108 Mack, Grosse Pointe, Michigan 48230.

         (d) Mr. Reck, during the last five years, has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) Mr. Reck, during the last five years, has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in Mr. Reck being at any time subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)      United States citizen.

         Donald W. Remlinger

         (a)      Donald W. Remlinger

         (b)      9 Brigade Hill Road, Morristown, New Jersey 07960

CUSIP NO. 7601742                                            Page 19 of 29 pages

         (c) Mr. Remlinger is president of Bristol Management Corp., a financial consulting company, located at 9 Brigade Hill Road, Morristown, New Jersey 07960.

         (d)      Mr.  Remlinger,  during  the  last  five  years,  has not been
                  convicted  in  a  criminal   proceeding   (excluding   traffic
                  violations or similar misdemeanors).

         (e) Mr. Remlinger, during the last five years, has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in Mr. Remlinger being at any time subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)     United States citizen.

         Paul A. Rosenbaum

         (a)      Paul A. Rosenbaum

         (b)      127 E. Washtenaw, Lansing, Michigan 48933

         (c) Mr. Rosenbaum is chief executive officer of SWR Corporation, a company that designs, tests and markets new industrial chemicals, located at 127 E. Washtenaw, Lansing, Michigan 48933.

         (d)      Mr.  Rosenbaum,  during  the  last  five  years,  has not been
                  convicted  in  a  criminal   proceeding   (excluding   traffic
                  violations or similar misdemeanors).

         (e) Mr. Rosenbaum, during the last five years, has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in Mr. Rosenbaum being at any time subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)      United States citizen.

         David R. Rosencrantz

         (a)      David R. Rosencrantz

         (b)      2222 N.W. Lovejoy, Ste. 416, Portland, Oregon 97210

         (c) Dr. Rosencrantz is a urologist practicing at 2222 N.W. Lovejoy, Ste. 416, Portland, Oregon 97210.

CUSIP NO. 7601742                                            Page 20 of 29 pages

         (d)      Dr.  Rosencrantz,  during  the last five  years,  has not been
                  convicted  in  a  criminal   proceeding   (excluding   traffic
                  violations or similar misdemeanors).

         (e) Dr. Rosencrantz, during the last five years, has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in Dr. Rosencrantz being at any time subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)      United States citizen.

         Guy R. Wolcott

         (a)      Guy R. Wolcott

         (b)      2050 N.W. Burnside, Gresham, Oregon 97030.

         (c) Mr. Wolcott is president of his own plumbing contracting business, Wolcott Plumbing, located at 2050 N.W. Burnside, Gresham, Oregon 97030.

         (d)      Mr.  Wolcott,  during  the  last  five  years,  has  not  been
                  convicted  in  a  criminal   proceeding   (excluding   traffic
                  violations or similar misdemeanors).

         (e) Mr. Wolcott, during the last five years, has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in Mr. Wolcott being at any time subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)      United States citizen.

         Frederick L. Zehnder

         (a)      Frederick L. Zehnder

         (b)      504 N. Franklin, Frankenmuth, Michigan 48734

         (c) Dr. Zehnder practices as an optometrist at 504 N. Franklin, Frankenmuth, Michigan 48734.

         (d)      Dr.  Zehnder,  during  the  last  five  years,  has  not  been
                  convicted  in  a  criminal   proceeding   (excluding   traffic
                  violations or similar misdemeanors).

CUSIP NO. 7601742                                            Page 21 of 29 pages

         (e) Dr. Zehnder, during the last five years, has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in Dr. Zehnder being at any time subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)      United States citizen.

         Information with respect to each person filing this statement is given solely by such person and no person has responsibility for the accuracy or completeness of the information supplied by another person.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The persons filing this statement used personal funds to acquire the securities listed in Item 5 below except as follows:

         (a) Mark A. Brown has borrowed approximately $138,000 to purchase Rentrak common stock through a margin account with First Union Brokerage Services, Inc.

         (b) Gordon A. Reck has borrowed a total of approximately $75,800 to purchase or hold Rentrak common stock through margin accounts with A.G. Edwards, Inc., First Union Brokerage Services, and Olde Discount Corporation.

         (c) Paul A. Rosenbaum has borrowed approximately $406,000 to purchase or hold Rentrak common stock through a margin account with Prudential Securities, Inc.

         (d) Paul A. Rosenbaum has acquired sole voting and dispositive power with respect to a total of 89,300 shares of Rentrak common stock from the following persons on the dates indicated pursuant to an understanding with each individual that upon the demand of the individual, Mr. Rosenbaum will either pay in cash the market value of the shares on the date of demand, plus in some cases interest at an annual rate of 10 percent, or transfer the shares back to the individual:

         --------------------------------------------------------------------

                          Name            No. of Shares    Date Acquired
                          ----            -------------    -------------
         --------------------------------------------------------------------
         Arlyn and Eunice Bossenbrook        20,000          4/11/00
         --------------------------------------------------------------------
         Paul Naz                            30,000          4/06/00
         --------------------------------------------------------------------
         Bud Stoddard                         9,000          10/07/99
         --------------------------------------------------------------------
         David Watson                        30,300          8/16/99
         --------------------------------------------------------------------

CUSIP NO. 7601742                                            Page 22 of 29 pages

ITEM 4.  PURPOSE OF TRANSACTION.

         Michael J. Annechino, Mark A. Brown, Gordon A. Reck, Donald W. Remlinger, Paul A. Rosenbaum, Guy R. Wolcott and Frederick L. Zehnder entered into an Agreement among Rentrak Shareholders dated as of May 24, 2000 (the "CARE Agreement") to form the Committee for the Achievement of Rentrak Excellence ("CARE"). David R. Rosencrantz and Thomas S. Cousins, Jr., agreed to join CARE on June 13, 2000, and June 14, 2000, respectively. The members of CARE have filed a statement on Schedule 13D because they may be deemed to be part of a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

         Cecil D. Andrus, George H. Kuper, Joon S. Moon, James K. Petcoff and Paul A. Rosenbaum have agreed to be nominated for election as directors of Rentrak in proxy materials to be filed by CARE. Consequently, Messrs. Andrus, Kuper, Moon and Petcoff may also be deemed to be part of a "group" within the meaning of Section 13(d)(3) of the Exchange Act.

         Pursuant to the CARE Agreement, the members of CARE have agreed as follows:

         (1) To be named as a member of CARE in proxy materials to be filed with the Securities and Exchange Commission (the "SEC") in connection with the solicitation of proxies for the annual meeting or a special meeting of the Rentrak shareholders to be held in 2000 (the "Meeting");

         (2) To vote all shares of Rentrak common stock as to which such person has voting rights in favor of the following actions at the Meeting:

                  (a) The removal from office of all of the current directors of Rentrak;

                  (b) The amendment of Rentrak's bylaws to provide for a board of directors with five members elected annually to one-year terms and to delete provisions for a classified board with staggered three-year terms;

                  (c)   The election of the following nominees for director:

                        Cecil D. Andrus
                        George H. Kuper
                        Joon S. Moon
                        James K. Petcoff
                        Paul A. Rosenbaum

or such other nominees for director as may be named in the proxy materials filed by CARE with the SEC;

         (3) To comply with the requirements of the state and federal securities laws; and

CUSIP NO. 7601742                                            Page 23 of 29 pages

         (4) To cooperate with the other members of CARE to achieve the objectives of CARE.

         As of July 3, 2000, the members of CARE and CARE's intended nominees for director had also contributed the following amounts to defray the expenses of the proxy contest, including attorneys' fees in connection with legal proceedings by or against Rentrak and its directors and officers: Mr. Andrus, $0; Mr. Annechino, $5,000; Mr. Brown, $15,000; Mr. Cousins, $5,000; Mr. Kuper, $2,500; Mr. Moon, $0; Mr. Petcoff, $0; Mr. Reck, $5,000; Mr. Remlinger, $5,000;
Mr. Rosenbaum, $5,000; Dr. Rosencrantz, $0; Mr. Wolcott, $10,000; and Dr. Zehnder, $5,000.

         On May 15, 2000, demands signed by Cede & Co. as the record holder of a total of 997,080 shares of Rentrak common stock, or approximately 9.5 percent of the then outstanding Rentrak shares, beneficially owned by Messrs. Annechino, Brown, Cousins, Reck, Remlinger, Rosenbaum, and Wolcott and Drs. Rosencrantz and Zehnder, together with two other individuals holding a total of 175,250 Rentrak shares, or approximately 1.7 percent of the then outstanding Rentrak shares, which individuals have not entered into the CARE Agreement and are not otherwise participating in the activities of CARE, and one demand relating to 21,375 Rentrak shares, or approximately 0.2 percent of the then outstanding Rentrak shares, signed by Olde Discount Corporation on behalf of Mr. Reck together with a demand signed by Mr. Reck individually, were delivered to the Secretary of Rentrak pursuant to Section 60.204(1)(b) of the Oregon Revised Statutes. The demands requested that a special meeting of the shareholders of Rentrak be called for June 30, 2000, or as soon thereafter as practicable, for the purposes of removing from office the entire board of directors of Rentrak, consisting of nine persons, of amending Rentrak's bylaws as described in (2)(a) above, and of electing a new full board of directors, consisting of five persons, to hold office until the next annual meeting of shareholders. At the time the demands were delivered to Rentrak, the nominees for director to be nominated for election at the requested special meeting of shareholders had not been determined. Information regarding CARE's proposed nominees for director was submitted to Rentrak on June 14, 2000.

         On June 14, 2000, Mr. Rosenbaum, through counsel, proposed to Rentrak's counsel that the three items identified in the demands for a special meeting be submitted for action at Rentrak's annual meeting of shareholders scheduled for August 21, 2000. If this proposal was accepted, Mr. Rosenbaum agreed that he and other members of CARE beneficially owning at least 4 percent of the outstanding Rentrak stock would cause Cede & Co. to withdraw its demands for a special meeting of shareholders of Rentrak with respect to such shares. On June 15, 2000, Rentrak, through counsel, accepted this offer. In accordance with this understanding, Messrs. Rosenbaum and Wolcott have requested that Cede & Co. withdraw demands for a special meeting of shareholders of Rentrak on their behalf, on the express conditions that Rentrak include in its notice and proxy statement and form of proxy, and submit to a vote of the shareholders at the annual meeting, the proposals relating to removal of all incumbent directors of Rentrak, amendment of Section 3.2 of the bylaws of Rentrak and election of five directors as the full board of directors of Rentrak, and to permit the placing in nomination

CUSIP NO. 7601742                                            Page 24 of 29 pages


as nominees for election as directors of Rentrak Messrs. Andrus, Kuper, Moon, Petcoff and Rosenbaum.

         Beginning on June 16, 2000, the members of CARE, CARE's nominees for director and certain other named defendants were served with a complaint filed by Rentrak in the United States District Court for the District of Oregon on June 13, 2000, alleging that the defendants had violated Section 13(d) of, and Rule 14a-9 promulgated under, the Exchange Act. Rentrak seeks as relief, among other things, the preliminary and permanent enjoining of the defendants, their agents and affiliates, and all other persons acting in concert with them or on their behalf, directly or indirectly, from:

         (a)      voting in person or by proxy any shares of Rentrak stock;

         (b) soliciting any proxies or consents (including any requests to call a special shareholders meeting) from owners of Rentrak stock;

         (c) purchasing or otherwise acquiring any additional Rentrak stock;

         (d) taking any steps to replace current Rentrak directors with nominees of the defendants;

         (e) exercising or attempting to exercise influence or control over the affairs of Rentrak;

         (f) initiating any other litigation concerning Rentrak in any other court or forum;

         (g) selling or disposing of Rentrak shares except by orderly means designed to ensure widespread public distribution;

         (h) encouraging other persons to do any of the foregoing or otherwise acting in concert with others in the acquisition, holding, voting, and disposition of Rentrak stock; and

         (i) such other and further relief as the court deems just and proper.

The members of CARE and CARE's nominees for director intend to vigorously defend against these allegations and the relief sought.

         If some or all of CARE's nominees for director are elected to the board of directors of Rentrak and constitute a majority of the Rentrak board of directors, these nominees intend promptly to consider removing Ron Berger as Chairman and Chief Executive Officer of Rentrak and initiating a search for an appropriate replacement for Mr. Berger, which replacement may come from within or outside Rentrak. Similarly, the CARE nominees intend to consider the retention of an outside consultant to conduct a review of Rentrak's financial records in conjunction with Rentrak's independent certified public accountants, Arthur Andersen LLP, and to take any steps deemed appropriate based on the outcome of such review. The CARE

CUSIP NO. 7601742                                            Page 25 of 29 pages

nominees, with the assistance of such outside advisors as they deem appropriate, intend to investigate and seek to implement potential business opportunities to enhance the value of Rentrak for its shareholders, which transactions may include the possible spin off or public offering of equity securities of 3PF.COM, Inc. (a wholly owned subsidiary of Rentrak), the sale of one or more subsidiaries of Rentrak, including 3PF.COM, Inc., the sale of all or a portion of the assets of Rentrak, or a business combination or merger or other business transaction involving Rentrak or its subsidiaries.

         Except as set forth above, the members of CARE and the CARE nominees do not have any present plans or proposals which relate to or would result in:

         (a) The acquisition by any person of additional securities of Rentrak, except that Mr. Wolcott may purchase from time to time up to an additional 9,300 shares of Rentrak stock;

         (b)      The disposition by any person of securities of Rentrak;

         (c) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Rentrak or any of its subsidiaries;

         (d) A sale or transfer of a material amount of assets of Rentrak or of any of its subsidiaries;

         (e)      Any change in the management of Rentrak;

         (f) Any material change in the present capitalization or dividend policy of Rentrak;

         (g) Any other material change in Rentrak's business or corporate structure;

         (h)      Changes   in   Rentrak's   charter,   bylaws  or   instruments
corresponding thereto or other actions which may impede the acquisition of control of Rentrak by any person;

         (i) Causing a class of securities of Rentrak to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (j) A class of equity securities of Rentrak becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

         (k)      Any action similar to any of those enumerated above.

CUSIP NO. 7601742                                            Page 26 of 29 pages

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

                  (a) AND (b) BENEFICIAL OWNERSHIP. The persons filing this statement are the beneficial owners of the following numbers of shares of Rentrak common stock which represent the indicated percentages of the 12,289,883 shares of Rentrak common stock outstanding, based on Rentrak's annual report on Form 10-K filed on June 29, 2000:

                        Sole         Shared         Sole          Shared         Total Shares    Percentage of
                        Voting       Voting         Dispositive   Dispositive    Beneficially    Outstanding
Name                    Power        Power          Power         Power          Owned           Stock
----                    -----        -----          -----         -----          -----           -----
Cecil D. Andrus         1,000            0           1,000             0          1,000             0.0%(1)
Michael J. Annechino    2,000       95,400(2)        2,000        95,400(2)      97,400             0.8%
Mark A. Brown          44,550(3)    75,000(4)       44,550(3)     75,000(4)     119,550             1.0%
Thomas S. Cousins, Jr. 65,000            0          65,000             0         65,000             0.5%
George H. Kuper             0            0               0             0              0             0.0%
Joon S. Moon            1,000            0           1,000             0          1,000             0.0%(1)
James G. Petcoff            0       11,500(5)            0        11,500(5)      11,500             0.0%(1)
Gordon A. Reck              0       67,000(6)            0        67,000(6)      67,000             0.5%
Donald W. Remlinger    75,000            0          75,000             0         75,000             0.6%
Paul A. Rosenbaum     250,730            0         250,730             0        250,730             2.0%
David R. Rosencrantz    6,000       57,700(10)       6,000        57,700(10)     63,700             0.5%
Guy R. Wolcott         10,000(7)   277,000(8)       10,000(7)    277,000(8)     287,000             2.3%
Frederick L. Zehnder   77,600        3,000(9)       77,600         3,000(9)      80,600             0.7%
         Total                                                                1,119,480             9.1%
(1)      Represents less than 1/10 of 1% of the outstanding Rentrak shares.
(2)      Represents shares owned jointly by Mr. Annechino and his wife, Theresa Ann Annechino, who is a citizen of the United
States and is  employed by PCSG,  Inc.,  Mr.  Annechino's  financial  consulting  business  located at 13305 N.E.  2nd Court,
Vancouver, Washington 98685.
(3)      Includes  7,800  shares owned by Mr.  Brown's  minor  children,  Chris Brown and Lauren  Brown,  and his nephew Adam
Kraushaar.
(4)      Represents  shares owned jointly by Mr. Brown and his wife,  Sherri K. Brown,  who is a citizen of the United States and is not employed;  her address is 18672 S.E. Hwy 212, Clackamas,  Oregon 97015. (5) Represents shares owned jointly by Mr.
Petcoff and his wife,  Janice Marie Petcoff,  who is a citizen of the United States and is not employed;  her address is 5853
Clearview Court, Troy,  Michigan 48098. (6) Represents shares owned jointly by Mr. Reck and his wife, Susan E. Reck, who is a citizen of the United  States and is a teacher  employed by the Detroit  Board of  Education;  her address is 765  Middlesex,
Grosse Pointe Park,  Michigan 48230.  (7) Represents  shares owned by the Wolcott  Plumbing  Profit Sharing Trust,  2050 N.W.
Burnside, Gresham, Oregon 97030, as to which Mr. Wolcott exercises voting and dispositive power.
(8)      Includes  187,600  shares owned jointly by Mr. Wolcott and his wife,  Chris Wolcott,  who is a citizen of the United
States and is not employed;  her address is 3633 Oxbow Parkway,  Gresham,  Oregon 97080. Also includes 88,000 shares owned by the WF Foundation,  P.O. Box 2007, Gresham,  Oregon 97030, an Oregon nonprofit  corporation,  of which Mr. Wolcott,  his wife
Chris and his son Guy Wolcott,  Jr., are directors.  Guy Wolcott, Jr., is a citizen of the United States and is employed as a plumbing  estimator with Wolcott Plumbing located at 2050 N.W.  Burnside,  Gresham,  Oregon 97030. Also includes 1,400 shares held in Chris Wolcott's individual retirement account, as to which Mr. Wolcott may be deemed to have beneficial ownership.
(9)      Represents  shares owned by Dr. Zehnder's wife,  Wendy Ann Zehnder,  as to which he may be deemed to have beneficial ownership.  Mrs. Zehnder is a citizen of the United States and is self-employed as an interior decorator; her address is 7576
S. Block Road, Frankenmuth, Michigan 48734.
(10)     Represents  shares owned jointly by Dr.  Rosencrantz  and his wife,  Diane S.  Rosencrantz,  who is a citizen of the
United States and is office manager at Dr.  Rosencrantz's  office located at 2222 N.W. Lovejoy,  Ste. 416,  Portland,  Oregon
97210.

Except as expressly otherwise set forth in this statement, each person filing this statement disclaims beneficial ownership of the shares of Rentrak common stock beneficially owned by any other person filing this statement or any other person.

CUSIP NO. 7601742                                            Page 27 of 29 pages

         (c) RECENT TRANSACTIONS. The following table identifies each transaction in Rentrak common stock that was effected during the past 60 days by any person filing this statement:

Name of                    Transaction      No. of Shares     No. of Shares     Share   Where & How
Person                     Date             Acquired              Sold          Price   Transaction Was Effected
------                     ----             --------          -----------       -----   ------------------------
Paul A. Rosenbaum          4/06/00             30,000                           N/A     Loan of shares
David R. Rosencrantz       4/2000              10,000                           $4.68   Open market purchase
David R. Rosencrantz       4/2000               5,000                           $3.97   Open market purchase
Gordon A. Reck             4/27/00                              1,000           $4.06   Open market sale
Gordon A. Reck             4/27/00                              1,000           $4.09   Open market sale
Paul A. Rosenbaum          5/08/00              3,500                           $3.875  Open market purchase
Paul A. Rosenbaum          5/08/00              1,500                           $3.938  Open market purchase
Paul A. Rosenbaum          5/11/00             20,000                           N/A     Loan of shares
Paul A. Rosenbaum          5/17/00                200                           $3.8125 Open market purchase
Guy R. Wolcott             6/22/00              1,400                           $3.50   Open market purchase
Guy R. Wolcott             6/26/00              5,000                           $3.75   Open market purchase
Guy R. Wolcott             6/28/00              7,700                           $3.6875 Open market purchase
Guy R. Wolcott             6/29/00                100                           $3.5625 Open market purchase
Guy R. Wolcott             6/30/00                100                           $3.50   Open market purchase

         (d) RIGHTS TO RECEIVE DISTRIBUTIONS. No third person is known, with respect to shares of Rentrak common stock, to have the right to receive dividends or to have the power to direct the receipt of dividends or to receive or direct the receipt of proceeds from the sale of Rentrak stock from any person filing this statement other than such person's spouse and, with respect to 88,000 shares and 10,000 shares, respectively, the WF Foundation and the Wolcott Plumbing Profit Sharing Trust.

         (e)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Each person filing this statement has executed a power of attorney, copies of which are attached to this Schedule 13D as EXHIBIT 1. The powers of attorney authorize Paul A. Rosenbaum to execute and file this Schedule 13D and other filings required by the federal securities laws on behalf of the persons executing such powers of attorney.

         The members of CARE have entered into the CARE Agreement, which is attached to this Schedule 13D as EXHIBIT 2 and is hereby incorporated by reference. In the CARE Agreement, each signatory agrees to take the actions described in Item 4 hereto.

         The persons to be nominated for election as directors pursuant to proxy materials to be filed on behalf of CARE have executed consents to such nomination and to serve if elected, which are attached to this Schedule 13D as
EXHIBIT 3.

         Other than the CARE Agreement, the powers of attorney and the consents referred to above, there are no contracts, arrangements, understandings, or relationships (legal or otherwise) among the persons filing this statement with respect to any securities of Rentrak.

CUSIP NO. 7601742                                            Page 28 of 29 pages

Except as described in Items 3 and 4 above, there are no other contracts, arrangements, understandings, or relationships between persons filing this statement and any other person with respect to any securities of Rentrak. Specifically, except as disclosed above, no person filing this statement is a party to any of the following with respect to the securities of Rentrak:

         (a) any voting agreement or agreement for the transfer of Rentrak securities;
         (b)      any finder's fee arrangement;
         (c)      any joint venture;
         (d)      any loan or option arrangement;
         (e)      any put or call;
         (f)      any guarantee of profits;
         (g)      any division of profits or loss;
         (h)      the giving or withholding of any proxy; or
         (i) any pledge or similar arrangement under which another person could gain control over the person's stock.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         1. Powers of Attorney executed by Messrs. Andrus, Annechino, Brown, Kuper, Moon, Petcoff, Reck, Remlinger, Wolcott, and Dr. Zehnder in connection with Schedule 13D and other filings under the Securities Exchange Act of 1934.*

         1.1 Powers of Attorney executed by Mr. Cousins and Dr. Rosencrantz in connection with Schedule 13D and other filings under the Securities Exchange Act of 1934.*

         2. Agreement Among Rentrak Shareholders dated as of May 24, 2000, among the shareholders named in Attachment A thereto.*

         3.       Consents to be Nominated for Election as Director.*

         4. Agreement between David Watson and Paul Rosenbaum dated August 31, 1999.

---------------
*  Previously filed.

CUSIP NO. 7601742                                            Page 29 of 29 pages

                                   SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 2 to statement on Schedule 13D is true, complete, and correct.

July 5, 2000
-----------------------------------
     Date

CECIL D. ANDRUS*

MICHAEL J. ANNECHINO*

MARK A. BROWN*

THOMAS S. COUSINS, JR.*

GEORGE H. KUPER*

JOON S. MOON*

JAMES G. PETCOFF*

GORDON A. RECK*

DONALD W. REMLINGER*

/s/ Paul A. Rosenbaum
-----------------------------------
Paul A. Rosenbaum

DAVID R. ROSENCRANTZ*

GUY R. WOLCOTT*

FREDERICK L. ZEHNDER*


*By  /s/ Paul A. Rosenbaum
     -------------------------------
     Paul A. Rosenbaum, Attorney-in-Fact

Attention:        Intentional  misstatements  or  omissions  of fact  constitute federal criminal violations (see 18 U.S.C. 1001)